# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Howard Hughes Holdings Inc., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 05/05/2025
Amends the filing with accession number 0000950123-10-107487
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (31.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025, as reported in the Form 8-K.
- PERSHING SQUARE HOLDCO, L.P. (CIK 0002026053): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025, as reported in the Form 8-K.
- Pershing Square Holdco GP, LLC (CIK 0002027508): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025, as reported in the Form 8-K.
- PS Holdco GP Managing Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025, as reported in the Form 8-K.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025, as reported in the Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Howard Hughes Holdings Inc.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 29 ("Amendment No. 29") to Schedule 13D is being filed on behalf of the Reporting Persons relating to the common stock, par value $0.01 per share (the "Common Stock"), of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"). This Amendment No. 29 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 29, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 29 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 29, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The name of each member of PS Holdco GP Managing Member, LLC as of May 5, 2025 is set forth in Exhibit 99.37 hereto and is incorporated herein by reference."
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The business address of each member of PS Holdco GP Managing Member, LLC as of May 5, 2025 is set forth in Exhibit 99.37 hereto and is incorporated herein by reference."
Present principal occupation or employment:
Item 1(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"As of May 5, 2025, Pershing Square Holdco, L.P.'s principal business is primarily to serve as a holding company for the business of PSCM and, with respect to the Directly Held Subject Shares (as defined below), the Issuer.

The present principal occupation and citizenship of each member of PS Holdco GP Managing Member, LLC as of May 5, 2025 are set forth in Exhibit 99.37 hereto and are incorporated herein by reference."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 29 is incorporated by reference into this Item 3 as if restated in full. The source of funds for the May 5 Transaction (as defined in Item 4 of Amendment No. 29 below) was derived from the capital of Pershing Square Holdco, L.P."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"On May 5, 2025, Pershing Square Holdco, L.P. ("Holdco") and the Issuer entered into a Share Purchase Agreement ("Share Purchase Agreement"), which is filed as Exhibit 99.30 hereto and incorporated herein by reference. Pursuant to the terms of the Share Purchase Agreement, Holdco acquired 9,000,000 newly issued shares of Common Stock (the "Directly Held Subject Shares"), at a purchase price of $100 per share, for an aggregate purchase price of $900,000,000 (such acquisition, the "May 5 Transaction"). As a result of the May 5 Transaction, Holdco directly owns approximately 15.2% of the outstanding Common Stock, which is included in its aggregate beneficial ownership of approximately 46.9% of the outstanding Common Stock.

Holdco holds the Directly Held Subject Shares in connection with the overall relationships and roles of various Pershing Square entities, as further discussed below, with the Issuer and the Issuer's transformation into a diversified holding company seeking to acquire controlling interests in public and private operating companies.

In connection with the Share Purchase Agreement, Holdco, PSCM and/or its affiliates entered into various ancillary arrangements with the Issuer on May 5, 2025, including:

(i) A Services Agreement, by and between PSCM and the Issuer (the "Services Agreement"), which is filed as Exhibit 99.31 hereto and incorporated herein by reference, pursuant to which PSCM will provide investment advisory and other services to the Issuer in support of its new diversified holding company strategy (including, among other things, with respect to hedging, balance sheet optimization and capital allocation, executing transactions, business and corporate development functions, voting recommendations, fundraising and, subject to the day-to-day authority and responsibility of management of the Issuer, monitoring operations and investments). Pursuant to the Services Agreement, the Issuer will pay PSCM a quarterly base fee of $3,750,000 and a quarterly variable fee equal to 0.375% of the excess value of the quarter-end stock price of the Common Stock minus the reference price of $66.1453, multiplied by the existing share count of 59,393,938 shares, subject to equitable adjustment for stock splits, reclassifications or similar capital changes. The base fee and the reference price are subject to annual adjustment based on the Core PCE Price Index. The base fee and variable fee will be paid to PSCM quarterly. The Services Agreement will have an initial ten (10) year term and will have successive renewal terms of ten (10) years unless either party terminates or elects not to renew the Services Agreement in accordance with the terms and conditions therein.

(ii) A Shareholder Agreement, by and between Holdco, PSCM and the Issuer (the "Shareholder Agreement"), which is filed as Exhibit 99.32 hereto and incorporated herein by reference, pursuant to which Holdco, PSCM and the Issuer agreed to subscription rights and certain governance provisions, including director nomination rights and consent rights, Specifically, (a) so long as Holdco and its affiliates beneficially own at least 17.5% of the outstanding Common Stock on a fully diluted basis, Holdco may nominate for election a number of directors equal to 25% of the total number of members of the Issuer's Board of Directors (the "Board"), rounded up (e.g., three directors in the case of an 11-member Board) and (b) so long as Holdco and its affiliates beneficially own less than 17.5% but at least 10% of the outstanding Common Stock on a fully diluted basis, Holdco may nominate for election 10% of the total number of members of the Board, rounded up (e.g., two directors in the case of an 11-member Board), Additionally, the Shareholder Agreement provides that, effective from and after the time that Holdco files a Form S-1 for an initial public offering and so long as Holdco and its affiliates beneficially own at least 17.5% of the outstanding Common Stock on a fully diluted basis the Issuer will not, without Holdco's prior written consent, (1) make material acquisitions or dispositions of shares, assets, business or operations that would exceed the conditions of significance contained in the definition of "significant subsidiary" at the 30% level under the total asset test set forth in Rule 3-05 of Regulation S-X under the Securities Act of 1933, as amended, (2) incur any third-party indebtedness if, immediately following such incurrence, the Issuer's Indebtedness to Consolidated Tangible Net Ratio (as defined in the Issuer's existing indentures) would exceed 2.5, (3) materially change the business of the Issuer in a manner that would constitute a significant departure from its intended strategy of acquiring controlling interests in private and public operating companies and becoming a diversified holding company, (4) provided that the Services Agreement remains in effect, cause or permit the appointment, removal or replacement of the Issuer's Chief Investment Officer or amend, modify or alter the scope of the authority, duties or responsibilities of the Issuer's Executive Chairman or Chief Investment Officer.

(iii) A Standstill Agreement, by and between Holdco and the Issuer (the "Closing Standstill Agreement") which is filed as Exhibit 99.33 hereto and incorporated herein by reference, pursuant to which Holdco and the Issuer agreed to certain matters, including board and committee size and composition, ownership limits, voting caps, transfer restrictions and related party transactions. So long as Holdco and its affiliates collectively beneficially own 10% or more of the outstanding Common Stock, none of them will take any action that is inconsistent with its support for certain corporate governance principles with respect to the Issuer, including (a) a majority of the Board shall be "independent" under applicable stock exchange standards, (b) the Board shall have a nominating committee a majority of which shall be independent and not affiliated with or nominated by Holdco or its affiliates, (c) the size of the Board will be fixed at 11 members and cannot be changed without approval of 75% of the Board and (d) certain change of control transactions involving stockholders holding more than 10% of the outstanding Common Stock requires approval of a majority of the disinterested directors and a majority of the voting power of the unaffiliated stockholders. Additionally, under the Closing Standstill Agreement, Holdco agreed not to, and agreed to cause its affiliates not to, acquire beneficial or economic ownership of more than 47% of the outstanding Common Stock on a fully diluted basis (the "Ownership Cap"). Further, Holdco agreed that, with limited exceptions, for all matters being voted on at a meeting or in a consent solicitation of the Issuer's stockholders, the voting power of shares held by Holdco and its affiliates will be limited to 40% of the total voting power of the outstanding Common Stock (the "Voting Cap"), with any excess shares to be voted in proportion to the votes cast by stockholders unaffiliated with Holdco, its affiliates or their applicable transferees. The Voting Cap will not apply with respect to voting in elections for the Purchaser Board Designees. Without the approval of a majority of the independent directors, Holdco and its affiliates may not sell or otherwise transfer any shares of Common Stock if, immediately after giving effect to such sale or transfer, the person acquiring such Common Stock (other than an underwriter acting in such capacity) would, together with its affiliates, beneficially own more than 10% of the then-outstanding Common Stock, Further, without the approval of a majority of the disinterested directors, Holdco and its affiliates may not engage in (1) any transaction or series of related transactions, directly or indirectly, between the Issuer or any subsidiary of the Issuer, on the one hand, and any of Holdco, PSCM or their respective affiliates, on the other hand, or (2) with respect to the purchase or sale of Common Stock by any of Holdco or its affiliates, any waiver of any limitation or restriction with respect to such purchase or sale in the Share Purchase Agreement, Shareholder Agreement, Services Agreement, Closing Standstill Agreement or Registration Rights Agreement, except in each case for transactions expressly contemplated in the foregoing agreements, customary compensation arrangements for Board designees and transactions in the ordinary course of the Issuer's business that do not involve payments by the Issuer in excess of $10,000,000.

(iv) A Registration Rights Agreement, by and between Holdco, PSCM, on behalf of certain of its affiliates, and the Issuer (the "Registration Rights Agreement"), which is filed as Exhibit 99.34 hereto and incorporated herein by reference, pursuant to which Holdco and such affiliates will have certain registration rights with respect to the Common Stock.

The foregoing summary of the terms of the Share Purchase Agreement, Services Agreement, Shareholder Agreement, Closing Standstill Agreement and Registration Rights Agreement should be read in conjunction with the full text of each agreement, copies of which are included as Exhibits 99.30 through 99.34 to the Schedule 13D.

Effective May 5, 2025, the Board appointed William A. Ackman, Chief Executive Officer of PSCM, and Ryan Israel, Chief Investment Officer of PSCM, to the Board who serve (along with Ben Hakim, President of PSCM) as the initial Purchaser Board Designees, and William A. Ackman was also appointed as the Executive Chairman of the Board. The Issuer also announced that PSCM's Chief Investment Officer, Ryan Israel, will become the Issuer's Chief Investment Officer, a new senior leadership role at the Issuer.

Reference is made to the Standstill Agreement as described in Item 4 of Amendment No. 24 to Schedule 13D filed on March 3, 2025, as amended by those certain extensions described in Item 4 of Amendment No. 25, Amendment No. 26, Amendment No. 27, and Amendment No. 28. Effective as of May 5, 2025, in connection with the May 5 Transaction and the entry into the Closing Standstill Agreement, PSCM and the Issuer entered into a Standstill Termination Agreement, which is filed as Exhibit 99.35 hereto and incorporated by reference, whereby the parties mutually agreed to terminate the Standstill Agreement as of May 5, 2025.

Representatives of the Reporting Persons expect to conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate and subject to the Ownership Cap, transfer restrictions and other limitations in the aforementioned agreements, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons' economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons' respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in the cover pages of this Amendment 29 is hereby incorporated by reference into this Item 5. As of May 5, 2025, (i) Pershing Square Capital Management, L.P. ("PSCM") beneficially owned an aggregate of 18,852,064 shares of Common Stock (the "Subject Shares"), representing approximately 31.7% of the outstanding shares of Common Stock, and (ii) the other Reporting Persons (i.e., Pershing Square Holdco, L.P., Pershing Square Holdco GP, LLC, PS Holdco GP Managing Member, LLC and William A. Ackman) beneficially owned an additional 9,000,000 shares of Common Stock held directly by Pershing Square Holdco, L.P. (i.e., the Directly Held Subject Shares) in addition to the Subject Shares, collectively representing approximately 46.9% of the outstanding shares of Common Stock, in each case based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025 as reported in the Issuer's Form 8-K filed on May 6, 2025 (the "Form 8-K").

As of May 5, 2025, (i) Halit Coussin, Chief Legal Officer of PSCM, beneficially owned 23 shares of Common Stock, (ii) Michael Gonnella, Chief Financial Officer of PSCM, beneficially owned 298 shares of Common Stock, (iii) Ben Hakim, President of PSCM, beneficially owned 29 shares of Common Stock, (iv) Ryan Israel, Chief Investment Officer of PSCM, beneficially owned 970 shares of Common Stock, and (v) Anthony Massaro, Investment Team member of PSCM, beneficially owned 131 shares of Common Stock, representing, in the case of each of (i) through (v) less than 0.01% of the outstanding shares of Common Stock, in each case based on 59,393,938 shares of Common Stock outstanding as of May 5, 2025 as reported in the Form 8-K. Other than as set forth herein, to the knowledge of the Reporting Persons, none of the persons named in Exhibit 99.37 beneficially owns any shares of Common Stock as of May 5, 2025."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"Exhibit 99.36, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Stock that were effected during the past sixty days by the Reporting Persons for their own benefit or for the benefit of the Pershing Square Affiliated Funds."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 and Item 5 of Amendment No. 29 is incorporated by reference into this Item 6 as if restated in full."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.30 Share Purchase Agreement, dated as of May 5, 2025, by and between Pershing Square Holdco, L.P. and Howard Hughes Holdings Inc.

Exhibit 99.31 Services Agreement, dated as of May 5, 2025, by and between Pershing Square Capital Management, L.P. and Howard Hughes Holdings Inc.

Exhibit 99.32 Shareholder Agreement, dated as of May 5, 2025, by and between Pershing Square Holdco, L.P., Pershing Square Capital Management, L.P. and Howard Hughes Holdings Inc.

Exhibit 99.33 Standstill Agreement, dated as of May 5, 2025, by and between Pershing Square Holdco, L.P. and Howard Hughes Holdings Inc.

Exhibit 99.34 Registration Rights Agreement, dated as of May 5, 2025, by and between Pershing Square Holdco, L.P., Pershing Square Capital Management, L.P., on behalf of certain of its affiliates, and Howard Hughes Holdings Inc.

Exhibit 99.35 Standstill Termination Agreement, dated as of May 5, 2025, by and between Pershing Square Capital Management, L.P. and Howard Hughes Holdings Inc.

Exhibit 99.36 Trading Data

Exhibit 99.37 Schedule of Members of PS Holdco GP Managing Member, LLC as of May 5, 2025

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, Authorized Signatory (05/07/2025)
- PERSHING SQUARE HOLDCO, L.P.: /s/ William A. Ackman, Authorized Signatory (05/07/2025)
- Pershing Square Holdco GP, LLC: /s/ William A. Ackman, Authorized Signatory (05/07/2025)
- PS Holdco GP Managing Member, LLC: /s/ William A. Ackman, Authorized Signatory (05/07/2025)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (05/07/2025)